Exhibit (a)(1)(G)

Contacts: Michael Kalb GVP, CFO (914) 345-9001 Michael.Kalb@taro.com	William J. Coote VP, Treasurer (914) 345-9001 William.Coote@taro.com

TARO ANNOUNCES COMMENCEMENT

OF TENDER OFFER TO REPURCHASE

UP TO $200 MILLION OF ITS ORDINARY SHARES

HAWTHORNE, NY (November 25, 2013)—Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) announced today that it has commenced a modified “Dutch auction” tender offer to repurchase up to $200 million of its ordinary shares at a price not greater than $97.50 per share nor less than $84.50 per share (the “Offer”). If the Offer is fully subscribed, the number of shares to be purchased in the Offer represents approximately 4.6% to 5.3% of Taro’s currently issued and outstanding shares depending on the purchase price payable for those shares pursuant to the Offer. The NYSE closing price of Taro ordinary shares on November 22, 2013, the last full trading day before today’s announcement and commencement of this tender offer, was $89.57 per share.

The Offer will expire at 12:00 midnight, New York City time, on Monday, December 23, 2013, unless extended by Taro. Tenders of shares must be made prior to the expiration of the Offer and may be withdrawn at any time prior to the expiration of the Offer. The Offer will not be conditioned upon any minimum number of shares being tendered; however, the Offer is subject to a number of terms and conditions described in the Offer to Purchase that is being distributed to stockholders.

Tendering stockholders may specify a price not greater than $97.50 per share nor less than $84.50 per share (in increments of $0.25) at which they are willing to sell their shares pursuant to the Offer. On the terms and subject to the conditions of the Offer, the Company will designate a single per share price that the Company will pay for shares properly tendered and not properly withdrawn from the Offer, taking into account the total number of shares tendered and the prices specified by tendering stockholders. The Company will select the lowest purchase price, not greater than $97.50 per share nor less than $84.50 per share, that will allow it to purchase ordinary shares having an aggregate purchase price of $200 million, or a lower amount depending on the number of ordinary shares properly tendered and not properly withdrawn (such purchase price, the “Final Purchase Price”). Only shares validly tendered at prices at or below the Final Purchase Price, and not properly withdrawn, will be eligible for purchase in the Offer. All ordinary shares acquired in the Offer will be acquired at the Final Purchase Price, including those ordinary shares tendered at a price lower than the Final Purchase Price. However, due to the “odd lot” priority, proration and conditional tender offer provisions described in the Offer to Purchase, all of the shares tendered may not be purchased if the number of shares properly tendered at or below the Final Purchase Price and not properly withdrawn have an aggregate value in excess of $200 million (based on the Final Purchase Price).

The Company will purchase only those shares properly tendered and not properly withdrawn upon the terms and conditions of the Offer. All shares accepted for payment will be paid promptly after the expiration of the tender offer period, net in cash, less any applicable withholding taxes and without interest. At the maximum Final Purchase Price of $97.50 per share, the Company would purchase 2,051,282 shares if the Offer is fully subscribed, which would represent approximately 4.6% of the issued and outstanding shares as of November 20, 2013. At the minimum Final Purchase Price of $84.50 per share, the Company would purchase 2,366,863 shares if the Offer is fully subscribed, which would represent approximately 5.3% of the issued and outstanding shares as of November 20, 2013.

Shares not purchased in the Offer will be returned at the Company’s expense promptly following the expiration of the Offer. The Company reserves the right, in its sole discretion, to change the stockholders’ per share purchase price options and to increase or decrease the aggregate value of shares sought in the Offer, subject to applicable law.

As of October 31, 2013, Taro had approximately $741 million in cash and cash equivalents and short-term bank deposits. Taro will use a portion of its cash and cash equivalents and short-term bank deposits to fund the tender offer.

The Dealer Manager for the tender offer is J.P. Morgan Securities LLC, and the Information Agent is MacKenzie Partners Inc. The Depositary is American Stock Transfer & Trust Company, LLC. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to stockholders of record and also will be made available for distribution to beneficial owners of Taro ordinary shares. For questions and information, please call the Dealer Manager or the Information Agent toll free at 1-877-371-5947 or 1-800-322-2885, respectively.

Taro’s Board of Directors has approved the Offer. However, none of Taro, its Board of Directors, the Dealer Manager, the Information Agent or the Depositary is making any recommendations to stockholders as to whether to tender or refrain from tendering their shares or as to the purchase price or the purchase prices at which shares may be tendered into the tender offer. Stockholders must make their own decisions as to how many shares they will tender, if any. In so doing, stockholders should read and evaluate carefully the information in the Offer to Purchase and in the related Letter of Transmittal.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF TARO PHARMACEUTICAL INDUSTRIES LTD. ORDINARY SHARES. THE TENDER OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT TARO WILL SHORTLY BE DISTRIBUTING TO ITS STOCKHOLDERS AND FILING WITH THE SECURITIES AND EXCHANGE COMMISSION. STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. STOCKHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT TARO WILL SHORTLY BE FILING WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION’S WEBSITE AT WWW.SEC.GOV OR BY CALLING MACKENZIE PARTNERS INC., THE INFORMATION AGENT FOR THE TENDER OFFER, TOLL-FREE AT 1-800-322-2885. STOCKHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

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SAFE HARBOR STATEMENT

Certain statements in this release are forward-looking statements. These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2014. Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company’s financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements are applicable only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.